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SEC FILE NUMBER
001-36020

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[ x ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [   ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      December 31, 2025
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Traws Pharma, Inc.

Full Name of Registrant

Former Name if Applicable
12 Penns Trail

Address of Principal Executive Office (Street and Number)
Newtown, Pennsylvania, 18940

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Traws Pharma, Inc. (the "Company") is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K as of and for the year ended December 31, 2025 (the "Form 10-K"). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense. As previously disclosed, the Company has incurred recurring operating losses since inception and is pursuing additional financing alternatives to support its operations and maintain compliance with Nasdaq Listing Rule 5550(b)(1) related to minimum stockholders' equity requirements. The Company has not yet entered into an agreement with a lender or financial institution. Management is actively pursuing potential financing transactions; however, none have been finalized as of the date of this filing. As a result, the Company requires additional time to assess the potential impact of any such transaction on the financial statements to be issued with Form 10 K, including management's evaluation and related disclosures regarding whether conditions or events, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern. Once the Company completes the foregoing assessment, KPMG LLP, the Company's independent registered public accounting firm, will need time to complete its audit procedures on such information. The Company is working diligently on the necessary steps to complete and file its Form 10-K and anticipates it will be able to file its Form 10-K within the 15-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Charles Parker	267	759-3680
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the fiscal year ended December 31, 2025, the Company expects to report revenues of $2.8 million, as compared to $0.2 million for the fiscal year ended December 31, 2024. Additionally, the Company expects to report $26.7 million of income related to the change in fair value of a warrant liability for the fiscal year ended December 31, 2025, as compared to $0 for the fiscal year ended December 31, 2024; together with the non recurrence of the $117.5 million acquired in process R&D write off recorded in fiscal year 2024, these items were the primary drivers of the year over year increase in net income. The Company expects to report net income of approximately $9.2 million for the fiscal year ended December 31, 2025, as compared to a net loss of approximately $166.5 million for the fiscal year ended December 31, 2024.

All financial results as of and for the year ended December 31, 2025, included above are preliminary, have not been reviewed or audited by the Company's auditors, are based upon the Company's estimates, and were prepared prior to the completion of the Company's financial statement close process. The preliminary financial results should not be viewed as a substitute for the Company's full year end results, do not present all information necessary for an understanding of the Company's financial performance as of and for the year ended December 31, 2025 and should not be considered final until the Company files its Form 10-K. During the course of the preparation of the Company's financial statements as of and for the fiscal year ended December 31, 2025, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.

Traws Pharma, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 31, 2026
By:	/s/ Charles Parker

Name: Charles Parker
Title: Chief Financial Officer

Date:   March 31, 2026
By:	/s/ Jack Stover

Name: Jack Stover
Title: Director, Audit Committee Chair

Date:   March 31, 2026
By:	/s/ John Leaman

Name: John Leaman
Title: Director, Audit Committee Member

Date:   March 31, 2026
By:	/s/ Trafford Clarke

Name: Trafford Clarke
Title: Director, Audit Committee Member